[redacted]

15046974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 67822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnTrust Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue 24th Floor
(No. and Street)

New York (City) NY (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JILL ZELENKO 212-224-5506
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Zelenko, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnTrust Securities LLC, as of 12/31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

ELIZABETH CURRAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CU6144097
Qualified in New York County
My Commission Expires April 24, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Rule 15c3-3 report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTRUST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ENTRUST SECURITIES LLC

Contents

	Page
Statement of Financial Condition	
Report of independent registered public accounting firm	1
Statement of financial condition as of December 31, 2014	2
Notes to statement of financial condition	3

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
EnTrust Securities LLC

We have audited the accompanying statement of financial condition of EnTrust Securities LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EnTrust Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 24, 2015

ENTRUST SECURITIES LLC

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 403,837
Fees receivable	5,959,067
Prepaid assets	91,110
	$ 6,454,014
LIABILITIES	
Commissions payable	$ 4,026,000
Accrued expenses	3,669
	4,029,669
MEMBER'S EQUITY	2,424,345
	$ 6,454,014

See notes to statement of financial condition

NOTE A - ORGANIZATION

EnTrust Securities LLC (the "Company"), a Delaware sole member limited liability company, was organized on April 15, 2003. Effective July 15, 2008, the Company was registered under the Securities Exchange Act of 1934 as a broker-dealer and was approved as a member firm by the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations as a broker-dealer at the close of business on June 30, 2009.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The financial statement is prepared in conformity with accounting principles generally accepted in the United States of America.

[1] Use of estimates:

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue recognition:

The Company earns fees from securities offerings of its affiliated entities for which the Company makes introductions of prospective investors to the affiliated entities. These fees are recorded as earned.

[3] Income taxes:

The Company is a single member disregarded limited liability company. The member is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal or state income taxes is included in the accompanying financial statement.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this financial statement any interest or penalties related to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit. Prior to becoming a single member limited liability company in 2013, the Company was a partnership. Accordingly the Company is subject to U.S. federal, state or local income tax examinations by tax authorities for years 2011, 2012 and part of 2013.

NOTE C - CASH

The Company maintains its cash in two bank accounts which, at times, may exceed federally insured limits.

NOTE D - RELATED PARTY TRANSACTIONS

The Company engages in material transactions with members of related entities. The results of operations of the Company may not be indicative of the results of the operations if the entities operated independently on an arm's length basis.

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company bears the costs of its filing, registration fees, payroll and commission expenses. Commission expenses are calculated based on a commission rate scale and management fee earned from the investor accounts of the affiliated entities introduced by the Company's representatives. An affiliate, EnTrust Capital Management LP, pays all other operating and administrative costs on behalf of the Company and does not receive reimbursement from the Company.

NOTE E - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, as defined, or $25,000, whichever is greater. At December 31, 2014, the Company had net capital of $400,168 which is $131,523 in excess of its required net capital.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 10.07 to 1.

The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(i) and does not affect any transactions with customers.